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                          July 14, 2020

       Margaret Stapleton
       Chief Financial Officer
       CENTURY CASINOS INC /CO/
       455 E. Pikes Peak Ave.
       Suite 210
       Colorado Springs, CO 80903

                                                        Re: CENTURY CASINOS INC
/CO/
                                                            Form S-3
                                                            Filed July 7, 2020
                                                            File No. 333-239723

       Dear Ms. Stapleton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Douglas R. Wright, Esq.